EXHIBIT 99.1

PRESS RELEASE

Wednesday 14 February 2024 – 08:00 a.m. CET

CMB NV LAUNCHES ITS MANDATORY PUBLIC TAKEOVER BID ON EURONAV NV

ANTWERP, Belgium, 14 February 2024 – Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) announces that today CMB NV (“CMB” or “the Bidder”) has launched its previously announced mandatory public takeover bid on all the shares in Euronav that are not already owned by the Bidder or persons affiliated with the Bidder (the “Bid”).

The acceptance period in respect of the bid will open on 14 February 2024 and close on 15 March 2024. The bid price amounts to USD 17.86 per share in cash, i.e. USD 18.43 per share, less USD 0.57 dividend per share.

In its response memorandum, the supervisory board of Euronav has unanimously recommended as follows:

•	if a shareholder is aligned with Euronav’s new future-proof strategy, it is recommended to remain invested in Euronav and not tender the shares; and

•	if a shareholder does not embrace Euronav’s revised strategy, it is recommended to tender their shares to the Bidder in the Bid.

The prospectus (including the response memorandum and the acceptance forms) is available on the following websites: www.cmb.be/mandatorybid, www.kbc.be/euronav2024 and https://www.euronav.com/en/mandatory-bid/.

An offer to purchase has been filed on a form “Schedule TO” with the SEC and that same together with the company response (that will be included in a “Schedule 14D-9” filing) are available on the website: https://www.euronav.com/investors/company-news-reports/sec-filings/

Read the more detailed press release of CMB NV here: www.cmb.be/mandatorybid

Contact Euronav:

Communications Coordinator – Enya Derkinderen Tel: +32 476646359

Email: communications@euronav.com

Contact CMB:

Head of Marketing & Communications – Katrien Hennin Tel: +32 499393470

Email: katrien.hennin@cmb.be

Publication final year results – 28 March 2024

About Euronav NV & CMB.TECH

Euronav and CMB.TECH (all capitals) together represent a group with around 150 ocean-going (including newbuildings) vessels in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

PRESS RELEASE

Wednesday 14 February 2024 – 08:00 a.m. CET

Euronav plans to change the group’s name to CMB.TECH. Euronav will remain the oil tanker shipping division within the group.

More information can be found at www.euronav.com.

About CMB

CMB (Compagnie Maritime Belge) is a diversified shipping group based in Antwerp, Belgium. CMB is the majority shareholder of Euronav.

More information can be found at www.cmb.be.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include uncertainty as to the number of shares that will be tendered in the Bid and the impact on the continued listing of the shares on the New York Stock Exchange or Euronext Brussels, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.